January 5, 2011

Terence O’Brien, Accounting Branch Chief

Tracey Houser, Staff Accountant

Division of Corporation Finance

United States Securities Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:

Donaldson Company, Inc.

Form 10-K for the Fiscal Year Ended July 31, 2010

Filed September 24, 2010

Schedule 14A Filed on October 1, 2010

Additional Definitive Proxy Soliciting Materials

Filed on October 1, 2010

Additional Definitive Proxy Soliciting Materials

Filed on November 5, 2010

File No. 1-7891

Dear Mr. O’Brien and Ms. Houser:

This letter is in response to your letter dated December 20, 2010 (the “SEC Comment Letter”) addressed to William M. Cook, our Chief Executive Officer, regarding the above-mentioned filings. For your ease of reference, we have reproduced your comments in the text of this letter.

Donaldson Company, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended July 31, 2010

Item 15. Exhibits, Financial Statement Schedules, Page 56

1.

We note your response to comment six in our letter dated December 3, 2010. Please help us to better understand the basis for your conclusion that your credit facilities, especially your $250 million syndicated revolver, are not material agreements that must be filed with your annual report on Form 10-K.  It would be helpful if you could elaborate on the analysis underlying your historical conclusion that your credit facilities “are contracts entered into in the normal course of business.”  In doing so, please address materiality on both a qualitative and quantitative basis.  You may find helpful the staff’s guidance on assessing materiality in Staff Accounting Bulletin No. 99, which is available on our website.  You may also wish to address the extent to which any of your competitors that are reporting companies have publicly filed their credit facilities, as well as the process you use to test the continued validity of your historical conclusions as to the non-materiality of your credit facilities.

Donaldson Response

Following is a discussion of our analysis underlying our conclusion that our credit facilities are not material contracts requiring disclosure as exhibits in our Form 10-K.

The $250 million syndicated revolver (“the revolver”) is intended to provide cash flow for day to day operations, primarily in the United States.  We have maintained this facility, as amended, since the original $150 million revolver was entered into in 2002 for working capital flexibility.  We intend to maintain such a facility to provide continued flexibility going forward.  We have concluded that this facility was entered into under the ordinary course of business as it is just one of many tools at our disposal to manage our working capital.

United States Securities and Exchange Commission

January 5, 2011

In our assessment of materiality, we have considered both qualitative and quantitative factors. Quantitatively, if we had borrowed our entire capacity under our largest $250 million syndicated revolver, it would have represented between 16 percent and 19 percent of total assets since amending the facility in 2007.  However, for the years ended July 31, 2010, 2009, 2008 and 2007 our borrowings have represented 3.3 percent, 1.5 percent, 4.5 percent and 1.5 percent of total assets, respectively.  Interest expense on our facility is approximately $50,000 per fiscal quarter which has no impact on earnings per share. In addition, our individual draws and repayments on the facility are generally in the range of $5 million to $10 million. As we do not have any significant long-term debt coming due in the near future, we do not expect a need for borrowings above the most recent range of borrowings. Based on our outstanding borrowings, individual draw amounts and the amount of interest expense paid, we would not consider this a material contract.

We have also taken into account our cash balances.   As of October 31, we had $268 million of cash on hand, almost all of it outside the United States.   Based on our current foreign cash balances, we could pay off any balances we have drawn on the revolver for the last two years with overseas cash if the need arose or if the revolver were to become unavailable for any reason, although we would incur additional tax costs on such a repatriation.

We review the level of borrowings at each quarter end to assess whether the contract is quantitatively a material contract.  We have a Disclosure Committee that meets quarterly to discuss changes to our operations that require disclosure.  However, since the balances drawn on the revolver have not been significant, we have not discussed the need to disclose the revolver as a material agreement at our meetings.  However, should it ever have the possibility to have a material impact to our liquidity or if our operations become dependent on the revolver, our Disclosure Committee would discuss the need to file the revolver as an exhibit. We also review the debt covenants to ensure we are in compliance.  We have remained well within compliance with the facility’s covenants. For example, as of October 31, 2010, our leverage ratio was 0.9 (covenant allows maximum of 3.0). Total Company indebtedness would need to increase by 50 percent and EBITDA would need to be reduced by 55 percent in order to fail this covenant. Further, our interest coverage ratio was 25.5 X (covenant requires minimum of 4.0 X). Interest expense would need to double and EBITDA would need to be reduced by 69 percent in order to fail this covenant.

We also take into consideration the other qualitative factors as discussed in Staff Accounting Bulletin No. 99. As we do disclose in our footnotes and management discussion and analysis the material terms of our credit facilities, we do not believe that the supplemental filing of the contracts as exhibits would in any way modify the investment community’s response to our financial information. The filing of the contract would not have an impact on our statement of earnings or segment information, does not affect our compliance with loan covenants or other contractual arrangements and does not impact management compensation. For all of these reasons combined, we would not consider our contracts qualitatively material.

In future filings, we will continue to consider whether our analysis discussed above has changed which would require filing of any of our credit facilities.

If you have any further questions, please contact the undersigned at (952) 887-3505 (phone) or (952) 703-4556 (fax).

Sincerely,

/s/ Thomas R. VerHage

Thomas R. VerHage

Vice President and Chief Financial Officer

Enclosure

cc:  Bill Cook